UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Next Group Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001

(Title of Class of Securities)

65342E109

(CUSIP Number)

December 12, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 65342E109	Page 2 of 6

1	NAME OF REPORTING PERSONS Harrison Vargas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 31,293,253[1]
	6	SHARED VOTING POWER 82,109[2]
	7	SOLE DISPOSITIVE POWER 31,293,253[1]
	8	SHARED DISPOSITIVE POWER 82,109[2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,375,3621 2
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.41% [3]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	This number includes 3,900,000 shares of common stock owned through Varsatel Corporation and Comtel Direct, LLC. Harrison Vargas has sole voting power and sole dispositive power over the shares held by Varsatel Corporation because Mr. Vargas is the sole stockholder, sole director, and chief executive officer of Varsatel Corporation. Harrison Vargas has sole voting power and sole dispositive power over the shares held by Comtel Direct, LLC because Mr. Vargas is the sole member of CHT Holdings, LLC, which is the managing member of Comtel Direct, LLC.

[2]	This number consists of shares of common stock owned by Mr. Vargas’s spouse. Mr. Vargas disclaims beneficial ownership of the shares owned by his spouse.

[3]	This percentage is based upon 301,422,658 shares of common stock outstanding as of November 10, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 20, 2017.

CUSIP No. 65342E109	Page 3 of 6

ITEM 1 (a)	NAME OF ISSUER:

Next Group Holdings, Inc.

ITEM 1 (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1111 Brickell Ave, Suite 2200 Miami, Florida 33131

ITEM 2 (a)	NAME OF PERSON FILING:

Harrison Vargas

ITEM 2 (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

10007 Vestal Place Coral Springs, Florida 33071

ITEM 2 (c)	CITIZENSHIP:

United States of America

ITEM 2 (d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001

ITEM 2 (e)	CUSIP NUMBER:

65342E109

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.8a-8);

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240. 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 65342E109	Page 4 of 6

ITEM 4	OWNERSHIP:

(a)	Amount beneficially owned:

19,703,9231 2 shares as of December 12, 2017.

30,508,8371 2 shares as of December 29, 2017.

31,375,3621 2 shares as of January 26, 2018.

(b)	Percent of class:

6.54%3 as of December 12, 2017.

10.12%3 as of December 29, 2017.

10.41%3 as of January 26, 2018.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

19,672,6911 shares as of December 12, 2017.

30,437,7471 shares as of December 29, 2017.

31,293,2531 shares as of January 26, 2018.

(ii)	Shared power to vote or to direct the vote

31,2322 shares as of December 12, 2017.

71,0902 shares as of December 29, 2017.

82,1092 shares as of January 26, 2018.

(iii)	Sole power to dispose or to direct the disposition of

19,672,6911 shares as of December 12, 2017.

30,437,7471 shares as of December 29, 2017.

31,293,2531 shares as of January 26, 2018.

(iv)	Shared power to dispose or to direct the disposition of

31,2322 shares as of December 12, 2017.

71,0902 shares as of December 29, 2017.

82,1092 shares as of January 26, 2018.

[1]	This number includes 3,900,000 shares of common stock owned through Varsatel Corporation and Comtel Direct, LLC. Harrison Vargas has sole voting power and sole dispositive power over the shares held by Varsatel Corporation because Mr. Vargas is the sole stockholder, sole director, and chief executive officer of Varsatel Corporation. Harrison Vargas has sole voting power and sole dispositive power over the shares held by Comtel Direct, LLC because Mr. Vargas is the sole member of CHT Holdings, LLC, which is the managing member of Comtel Direct, LLC.

[2]	This number consists of shares of common stock owned by Mr. Vargas’s spouse. Mr. Vargas disclaims beneficial ownership of the shares owned by his spouse.

[3]	This percentage is based upon 301,422,658 shares of common stock outstanding as of November 10, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 20, 2017.

CUSIP No. 65342E109	Page 5 of 6

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2018
Date

/s/ Harrison Vargas
Signature

Harrison Vargas
Name/Title